As filed with the Securities and Exchange Commission on September 29, 2003
Registration No. 333-108059

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Kaydon Corporation

(Exact name of Registrant as specified in its charter)

Delaware	13-3186040
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

315 East Eisenhower Parkway, Suite 300

Ann Arbor, MI 48108
(734) 747-7025
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter C. DeChants
Vice President, Kaydon Corporation
315 East Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108
734-747-7025
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)	(with a copy to) Paul R. Rentenbach Dykema Gossett PLLC 400 Renaissance Center Detroit, Michigan 48243 313-568-6915 (FAX)

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Price	Aggregate Offering	Registration
Securities to be Registered	Registered	Per Unit(2)	Price(2)	Fee

4.0% Contingent Convertible Senior Subordinated Notes Due 2023	$200,000,000(1)	101.75%	$203,500,000	$16,463

Common stock, $0.10 par value(3)	6,858,710 shares(4)	—(5)	—(5)	—(5)

(1)	Some or all of these securities may be offered by selling securityholders, as reflected in “Selling Securityholders” on page 33.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the bid and asked prices of the Notes on August 13, 2003.

(3)	Includes rights to purchase 1/1,000th of a share of Kaydon Corporation’s Series A preferred stock, issued under Kaydon Corporation’s shareholder rights agreement, that, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the shares of common stock.

(4)	Reflects the number of shares of common stock issuable upon conversion of the notes being registered hereunder based on the conversion price of $29.16 per share. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also registers such additional number of shares of Kaydon Corporation’s common stock as may become deliverable upon conversion of the notes to prevent dilution resulting from stock splits, stock dividends and similar transactions.

(5)	No separate consideration will be received for the shares of common stock issuable upon conversion of the notes; therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale of the securities is not permitted.

KAYDON CORPORATION
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CONSIDERATIONS FOR EMPLOYEE BENEFIT PLAN INVESTORS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EXHIBIT INDEX
Opinion of Dykema Gossett PLLC
Consent of Ernst & Young LLP

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2003

PROSPECTUS

$200,000,000

Kaydon Corporation

4.0% Contingent Convertible Senior Subordinated Notes Due 2023

     This prospectus relates to $200,000,000 aggregate principal amount of our 4.0% Contingent Convertible Senior Subordinated Notes Due 2023 and the shares of our common stock into which those notes are convertible. Notes and shares may be offered and sold from time to time by the securityholders specified in this prospectus or their successors in interest. See “Selling Securityholders.” Sales of the notes or shares are being registered pursuant to an agreement with the initial purchasers of the notes. We will not receive any of the proceeds from sales of notes or shares offered by this prospectus. However, we have agreed to bear certain expenses in connection with the registration of offers or sales by selling securityholders of notes or common stock into which notes are converted.

     The notes are convertible at the holder’s option, prior to maturity, into shares of our common stock at a conversion price of $29.16 per share, subject to adjustment, in the following circumstances:

•	during any calendar quarter if the closing price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the notes on the last trading day of the previous quarter;

•	if we have called the particular notes for redemption and redemption has not yet occurred;

•	during the five trading day period after any five consecutive trading day period in which the trading price of the notes for each day of such period was less than 95% of the product of the closing sale price of our common stock on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

•	upon the occurrence of specified corporate transactions.

     Our common stock is listed on the New York Stock Exchange under the symbol “KDN.” We do not intend to apply for a listing of the notes on any securities exchange.

     Interest on the notes is payable on May 23 and November 23 of each year, beginning on November 23, 2003. In addition, after May 23, 2008, we will also pay contingent interest during specified six-month periods if the average trading price of a note for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be paid at the rate of 0.50% per annum.

     The notes are redeemable at our option on or after May 30, 2008, at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) to the date of redemption. Holders may require us to repurchase their notes on May 23, 2008, 2013 and 2018, and upon a change in control, as defined in the indenture governing the notes, at 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) to the date of repurchase.

      Investing in the notes and shares involves risks. For a discussion of certain factors that should be considered in connection with an investment in notes or shares, see the section “Risk Factors,” beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Kaydon Corporation. Neither the delivery of this prospectus, nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Kaydon since the date hereof. This prospectus does not constitute any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

KAYDON CORPORATION

      We are a leading designer and manufacturer of custom-engineered, critical performance products for customers that use such products in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, construction, electronic, marine and other industrial applications. We began operations in 1941 and were incorporated under the laws of Delaware in 1983 as a wholly-owned subsidiary of Bairnco Corporation. We became a separate public company in 1984 when we were spun-out of Bairnco Corporation as a dividend to Bairnco’s shareholders.

      Since 1984, we have pursued a diversified growth strategy in the manufacturing sector. Our principal products now include bearing systems and components, filters and filter housings, custom rings, shaft seals, specialty retaining rings, specialty balls, slip-rings, video and data multiplexers, fiber optic rotary joints, fuel cleansing systems, industrial presses, metal alloys and linear deceleration products. We often perform as an extension of our customers’ engineering and manufacturing functions, with a commitment to identify and provide engineered solutions to design problems through technical innovation, cost-effective manufacturing and value-added service.

      As of June 28, 2003, we had approximately 1,850 employees. Our principal executive offices are located at 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108. Our telephone number is (734) 747-7025. Our web site is www.kaydon.com. The information contained on our web site is not incorporated by reference in this prospectus.

      You can get more information regarding our business by reading our Annual Report on Form 10-K for the year ended December 31, 2002, and our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003, and June 28, 2003, and the other reports we file with the Securities and Exchange Commission (“SEC”). See “Where You Can Find More Information” on page 41.

RISK FACTORS

      Investing in the notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, before making a decision to invest.

Risks Relating to our Business

Many of our customers operate in cyclical industries that have experienced downward economic cycles which have adversely affected our business.

      Many of our customers are in industries that are cyclical in nature and sensitive to changes in general economic conditions and other factors, including capital spending levels. Such industries include commercial and military aerospace, semiconductor manufacturing, power generation, off-road and heavy industrial equipment, and other capital equipment manufacturing. As a result, the demand for our products by these customers depends, in part, upon general economic conditions. Downward economic cycles have reduced customer demand for our products, thereby reducing sales of our products and resulting in reductions of our revenues and net earnings. Should such earnings reductions increase, our ability to pay interest on the notes and the value of our common stock into which the notes are convertible may be adversely affected.

We operate in highly competitive industries and we may be unable to compete effectively with other companies.

      The industries in which we operate are fragmented and we face competition from multiple companies across all of our diverse product lines. We expect competitive pressures from new products and aggressive pricing to increase, which may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced levels of revenues and earnings. Our competitors include U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens. In addition, certain competitors, including Perkin Elmer, Timken, SKF, and FAG, are larger than we are and may have access to greater financial, technical, development, marketing, manufacturing, sales and distribution services and other resources. Increased competition with these companies or new entrants to our key markets could prevent price increases for our products or could require price reductions for our products, which could adversely affect our financial condition, results of operations, growth or liquidity.

Our current strategy involves growth through acquisitions, which may require us to incur substantial costs and potential liabilities for which we may never realize the anticipated benefits.

      In addition to internal growth, our current strategy involves growth through acquisitions of complementary businesses as well as acquisitions that diversify our product offerings. Like other companies with similar growth strategies, we may be unable to continue to implement our growth strategy, and this strategy may be ultimately unsuccessful. A portion of our expected future growth in revenues may result from acquisitions. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, certain of which, if consummated, could be significant to us. Although it is our policy only to acquire companies in transactions which are accretive to both earnings and cash flow, any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. Acquisitions may entail integration and management of the new businesses to realize economies of scale and control costs. In addition, acquisitions may involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. In addition, as a result of our acquisitions of other businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

We are exposed to a variety of risks relating to our international sales and operations, including local economic and political conditions, fluctuations in exchange rates and delays in collection of accounts receivable.

      Sales of our products from our foreign subsidiaries and from our domestic subsidiaries selling to foreign locations accounted for approximately 29.9% of our net sales for the fiscal year ended December 31, 2002. These foreign sales could be adversely affected by changes in various foreign countries’ political and economic conditions, trade protection measures, differing intellectual property rights and changes in regulatory requirements that restrict the sales of our products or increase our costs.

      We generate significant revenues outside the United States. Currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have an impact on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates.

      Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the United States.

Our manufactured critical performance products expose us to potential significant litigation-related costs.

      As a provider of critical performance products in a variety of industries including aerospace, defense, construction, marine, medical, material handling, machine tool positioning and other industrial applications, we face a risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in bodily injury and/or property damage. We, along with certain other companies, are named as a defendant in a lawsuit arising from an August 2000 fatal accident involving a MH53E helicopter manufactured by Sikorsky Aircraft Corporation. We believe that the alleged damages claimed in this lawsuit, and the associated legal costs, will be covered under our insurance policy, but it is possible that such costs will not be covered by insurance and, if so, we will incur unknown additional direct costs. These claims have not been finally resolved or settled.

      In the past, costs related to legal proceedings and settlements have had a material effect on our business, financial condition, results of operations and liquidity. The ultimate cost of current known or future unknown litigation and claims may exceed management’s current expectations and it is possible that such costs could have a material adverse effect on us. In addition, litigation is time consuming and could divert management attention and resources away from our business.

The “Transactions Lawsuit” could materially adversely affect us if the trial court’s dismissal of the claims in such suit is reversed on appeal and if an adverse ruling is entered on appeal.

      As described in our Annual Report on Form 10-K and in our financial statements, which are incorporated by reference herein, we, along with certain other companies, were a defendant in a lawsuit filed in 1996 asserting claims for fraudulent conveyance and successor liability relating to our acquisition of certain assets in 1983 and our 1984 spin-off from Bairnco Corporation (the “Transactions Lawsuit”). The plaintiffs in the Transactions Lawsuit alleged and sought damages of $700 million, plus interest and punitive damages against the defendants collectively. As reported in our Current Report on Form 8-K filed on March 17, 2003, and incorporated herein by reference, the plaintiffs’ claims were dismissed with prejudice by the trial court on March 14, 2003. The plaintiffs have filed a notice of appeal. If an unfavorable outcome were to occur, the impact could be material to us.

Risks Relating to an Investment in the Notes and our Common Stock

Our obligations under the notes will be unsecured and will be subordinated to all of our existing and future senior debt.

      Our obligations under the notes are unsecured and will rank junior in priority of payment to all of our present and future senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and before any payment may be made with respect to the notes. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. As of June 28, 2003, we and our subsidiaries had approximately $3.4 million of senior indebtedness outstanding, including $2.9 million of obligations relating to letters of credit issued on our behalf. We also have or may incur borrowings from banks and obligations under letters of credit, guarantees, foreign exchange contracts or interest swap contracts that will be senior to our obligations under the notes. Under the revolving credit agreement entered into on July 28, 2003, with a group of banks, we would have had the ability to incur additional indebtedness of approximately $190 million as of June 28, 2003, all of which could be senior to the notes in priority of repayment. The notes and the related Indenture do not limit our ability to incur additional indebtedness, liabilities and obligations and all such obligations may be senior in priority of repayment to the notes.

Creditors of our subsidiaries will get paid before you will get paid.

      We operate a significant portion of our business through several wholly-owned subsidiaries. Sales by these subsidiaries comprised approximately 64% of our total sales in 2002. Accordingly, we may be dependent in part upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. In the future, we may change the portion of our business that we operate through our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

      In addition, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s bankruptcy, liquidation, reorganization or similar proceeding, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, if any. Therefore, holders of the notes should look only to our assets for payments on the notes. The notes and the related Indenture do not limit the ability of any of our subsidiaries to incur additional indebtedness, liabilities or obligations.

The Indenture does not limit our ability to enter into highly leveraged transactions which do not involve a change of control.

      The Indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “Description of the Notes — Right to Require Purchase of Notes upon a Change in Control,” the Indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

If we experience a change in control, we may be unable to purchase your notes as required under the Indenture.

      Upon a change in control, as defined in the Indenture, you will have the right to require us to repurchase your notes. If we experience a change in control and do not have sufficient funds to pay the repurchase price for all of the notes you tendered, an event of default under the Indenture governing the notes would occur as a result of such failure. Such a change in control would also constitute a default under our credit agreement, resulting in the acceleration of the amounts due thereunder and termination of the agreement. We may not have sufficient funds to repurchase the notes and repay the credit facility simultaneously. In addition, a change in control may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings which we may enter into from time to time. Borrowings under the credit agreement will be, and other borrowings are likely to be, senior indebtedness. Therefore, a change in control at a time when we cannot pay for your notes that are tendered as a result of such change in control could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes — Right to Require Purchase of Notes upon a Change in Control” and “— Subordination.”

      Under the terms of the Indenture, the definition of “change of control” includes a sale or transfer of our assets as, or substantially as, an entirety. Although the phrase substantially as an entirety is recognized in case law, there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale or transfer of our assets other than substantially as an entirety to another person or group may be uncertain.

Our reported earnings per share may be more volatile because of the conversion contingency provision of the notes.

      Holders of the notes are entitled to convert the notes into shares of our common stock, among other circumstances, if the common stock price for the periods described in this prospectus is more than 120% of the conversion price per share of our common stock. Unless and until this contingency or another conversion contingency is met, the shares of our common stock underlying the notes will not be included in the calculation of our basic or diluted earnings per share. Should this contingency be met, diluted earnings per share would, depending on the relationship between the interest on the notes and the earnings per share of our common stock, be expected to decrease as a result of the inclusion of the underlying shares in the diluted earnings per share calculation. Volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of diluted earnings per share.

You should consider the U.S. federal income tax consequences of owning notes which may affect the amount of tax that you must pay related to the notes.

      We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result of this treatment, if you acquire notes, you will be required to include amounts in income, as ordinary income, in advance of the receipt of cash or other property attributable to them. For example, the amount of interest income you are required to include each year will exceed the stated interest that is payable on the notes each year. You will recognize gain or loss on a sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion, and your adjusted tax basis in the note. Any gain you recognize generally will be ordinary interest income; any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury regulations governing contingent payment debt instruments, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other things, you should have accrued interest income at a lower rate, should not have recognized ordinary income upon the conversion, and should have recognized capital gain or loss, rather than ordinary income or loss upon a taxable disposition of the notes. See “Material United States Federal Income Tax Considerations.”

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors which may affect the price you receive if you sell the notes.

      The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

There is no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

      Prior to this registration of the resale of the notes, there was no public market for the notes and an active trading market may not develop for the notes. In the event a limited trading market develops, any lack of trading liquidity may affect the prices realized. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing the notes on any securities exchange.

We may be unable to raise additional financing necessary to conduct our business, make payments when due or refinance our debt.

      We may need to raise additional funds in the future in order to implement our business plan, to refinance our debt or to acquire complementary businesses or products. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, holders of common stock may experience significant dilution of their ownership interest and these securities may have rights senior to those of the holders of our common stock.

Our indebtedness and interest expense will limit our cash flow and could adversely affect our operations and our ability to make full payment on your notes.

      As a result of our issuance of the notes, we have an increased level of debt and interest expense. Following the issuance of the notes, our annual debt service consists primarily of the $8.0 million annual interest payable on the notes. Our indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, product development and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

Trading in the notes may result in increased short selling of our common stock, and conversion of the notes will dilute the existing owners of our common stock.

      Certain purchasers of convertible notes pursue trading strategies which entail selling short the equity securities issuable upon conversion of the notes. If future purchasers of our notes pursue such trading strategies, any such short sales may affect the trading price of our common stock. Upon any conversion of the notes into our common stock, existing holders of our common stock will experience dilution to the extent of the common stock issued upon conversion.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

      The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders’ equity interests in us. We are authorized to issue, without stockholder approval, 2,000,000 shares of preferred stock, $0.10 par value per share, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 98,000,000 shares of common stock, $0.10 par value per share, of which 28,042,759 were outstanding as of August 1, 2003. We are also authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

Arthur Andersen LLP, our former independent public accounting firm, has not consented to the incorporation of their audit report into this prospectus and therefore will not be liable to investors under Section 11 of the Securities Act.

      Although we have dismissed Arthur Andersen LLP as our independent public accountants and engaged Ernst & Young LLP, our consolidated financial statements for and as of the fiscal years ended December 31, 2001, and December 30, 2000, incorporated by reference into this prospectus, were audited by Arthur Andersen LLP. Representatives of Arthur Andersen LLP are not currently available to provide consents required for inclusion of its audit reports in this prospectus. Accordingly, Arthur Andersen LLP will not be liable to investors under Section 11 of the Securities Act for any untrue statement of a material fact or any omission to state a material fact in those consolidated financial statements. In addition, because Arthur Andersen LLP is no longer in existence, you are unlikely to be able to exercise effective remedies or collect judgments against them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of the securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ. These risks and uncertainties include, among others, the following:

•	adverse changes in competition and pricing environments;

•	the potential lack of market acceptance of our products and services;

•	adverse changes in our relationships with major customers;

•	unanticipated technological changes that require major capital expenditures;

•	adverse changes in applicable laws and regulatory requirements;

•	unanticipated environmental liabilities or costs;

•	our potential inability to integrate acquired operations;

•	the effects of terrorist attacks and potential attacks;

•	other factors, including those matters discussed in the section titled “Risk Factors”; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

      All statements, other than statements of historical facts, included or incorporated by reference in this prospectus are forward-looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, such plans or expectations may not be achieved.

      You should carefully read the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

USE OF PROCEEDS

      The selling securityholders will receive all of the net proceeds from sales of notes and shares offered by this prospectus. See “Selling Securityholders” beginning on page 33 of this prospectus. We will not receive any of the proceeds from such sales. Nonetheless, we have agreed to bear certain expenses in connection with the registration of the notes and the shares of common stock issuable upon conversion of the notes so they can be offered and sold to the general public by the selling securityholders.

      The notes were initially issued by us to, and resold by, the initial purchasers to qualified institutional buyers who, together with subsequent purchasers of the notes, constitute the selling securityholders. We received net proceeds of approximately $194.0 million from the original sale of the notes to the initial purchasers. The net proceeds were used to repay all of the $72.5 million indebtedness due under our prior credit agreement, repurchase $43.5 million of our common stock, and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows our ratios of earnings to fixed charges for the first half ended June 28, 2003, and for each of the five most recent fiscal years.

		Year Ended December 31,
	First Half Ended
	June 28, 2003	2002	2001(1)	2000(1)	1999(1)	1998(1)

	(unaudited)
Ratio of earnings to fixed charges	15.6x	17.2x	8.9x	35.4x	145.3x	181.3x

(1)	We have adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with our year beginning January 1, 2002, which resulted in a pre-tax, non-cash goodwill impairment loss of $16.8 million for the year ended December 31, 2002. If we had adopted this accounting change beginning January 1, 1998, and had not amortized our goodwill as under current accounting policies, the ratio of earnings to fixed charges would have been 182.9x, 147.0x, 36.2x, and 9.5x for the years ended December 31, 1998, 1999, 2000 and 2001, respectively.

      In computing the ratio, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges represent total interest charges, one-third of operating rentals which is representative of the interest factor, and amortization of debt issuance expense.

DESCRIPTION OF THE NOTES

      The notes were issued under an Indenture, as modified by a Supplemental Indenture (together, the “Indenture”), between us and SunTrust Bank, as trustee. The following description is only a summary of the material provisions of the notes and the related Indenture and the registration rights agreement. We urge you to read the Indenture, the notes and the registration rights agreement in their entirety because they define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Where You Can Find More Information.” The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our” and “Kaydon” include only Kaydon Corporation and not its subsidiaries.

General

      We issued a total of $200,000,000 in aggregate principal amount of the notes. The notes are our senior subordinated obligations and will mature on May 23, 2023, unless earlier redeemed at our option as described under “— Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “— Repurchase of Notes at the Option of the Holder,” or upon a change in control of Kaydon as described under “— Right to Require Purchase of Notes upon a Change in Control” or converted at a holder’s option as described under “— Conversion Rights.”

      Interest on the notes accrues at the rate per annum shown on the cover page of this prospectus and is payable semiannually on May 23 and November 23 of each year, commencing on November 23, 2003. Interest on the notes accrues from the initial date of issuance or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes on the immediately preceding May 1 and November 1, whether or not this day is a business day. Interest (including contingent interest and liquidated damages, if any) payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including contingent interest and liquidated damages, if any) on, the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses. However, a holder of notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America. Except under the limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and may be represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

      The Indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “— Right to Require Purchase of Notes upon a Change in Control,” the Indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Contingent Interest

      Subject to the accrual, record date and payment provisions described above, we will pay contingent interest to the holders of notes for any six-month period from May 23 to, but excluding, November 23 and from November 23 to, but excluding, May 23, with the initial six-month period commencing May 23, 2008, if the average of the note price (as determined below) per $1,000 principal amount of notes for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be payable at a rate equal to 0.50% per annum.

      Upon determination that note holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site at www.kaydon.com.

      The “note price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by the trustee acting as calculation agent taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate.

Conversion Rights

      Subject to the restrictions described in this “Description of the Notes,” a holder may convert any outstanding notes into shares of our common stock at an initial conversion price per share of $29.16. This represents an initial conversion rate of approximately 34.2936 shares per $1,000 principal amount of the notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

      Holders may surrender notes for conversion into shares of our common stock prior to the maturity date in the following circumstances:

•	during any quarter if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price per share of our common stock on that 30th trading day;

•	if we have called the particular notes for redemption and the redemption has not yet occurred;

•	during the five trading day period immediately following any five consecutive trading day period in which the note price for each day of such five-day period was less than 95% of the product of the common stock price on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

•	upon the occurrence of specified corporate transactions.

      In addition, in respect of any note presented for conversion, we may, at our option, in lieu of delivering shares of common stock, elect to pay the holder surrendering such note an amount of cash equal to the average of the common stock price for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of a conversion following our notice of redemption with respect to such note, specifying that we intend to deliver cash upon conversion, in either case multiplied by the number of shares of common stock issuable upon conversion of such note on that date. We will inform holders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of the delivery of shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Optional Redemption of the Notes.” If we elect to deliver all of such payment in shares of common stock, the shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default” (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).

      The “common stock price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions reported on the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the NASDAQ System.

Conversion Upon Notice of Redemption

      A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Condition Regarding Trading Price of the Notes

      A holder may surrender any of its notes for conversion into shares of common stock during the five trading day period immediately after any five consecutive trading day period in which the note price per $1,000 principal amount of the notes (as determined in accordance with the procedures described above in the third paragraph under “— Contingent Interest”) for each day of such five-day period was less than 95% of the product of the common stock price on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes (the “trading price condition”); provided, that if on the date of any conversion pursuant to the trading price condition, the price of our common stock is greater than the effective conversion price (initially $29.16) but less than 120% of the effective conversion price, then you will receive, in lieu of our shares of common stock based on the conversion rate, shares of our common stock with a value equal to the principal amount of your notes plus accrued but unpaid interest (including contingent interest), if any, as of the conversion date (“principal value conversion”). Shares of our common stock delivered upon a principal value conversion will be valued at the greater of the effective conversion price on the conversion date and the applicable stock price as of the conversion date. We will deliver such common shares no later than the third business day following the determination of the applicable stock price. The “effective conversion price” is, as of any date of determination, a dollar amount derived by dividing the principal amount per note by the conversion rate then in effect (assuming a conversion date eight trading days prior to the date of determination).

Conversion Upon Specified Corporate Transactions

      If we elect to:

•	distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

•	distribute to all holders of shares of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion.

      In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the date which is 15 days prior to the anticipated date of such transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its notes as described under “— Right to Require Purchase of Notes upon a Change in Control.”

      If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described, respectively, under “— Repurchase of Notes at the Option of the Holder” or “— Right to Require Purchase of Notes upon a Change in Control.”

      We will adjust the conversion price if (without duplication):

(1) we issue shares of common stock or other capital stock to all holders of our common stock as a dividend or distribution on our common stock;

(2) we subdivide, combine or reclassify our common stock;

(3) we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase shares of our common stock at less than the then current market price;

(4) we distribute to all holders of shares of our common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, property, rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid exclusively in cash not referred to below; and (c) any dividend or distribution referred to in clause (1) above;

(5) we make a cash distribution to all holders of shares of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares made within the preceding 12 months exceeds 5% of our aggregate market capitalization on the date of the declaration of the distribution;

(6) during any twelve-month period we or one of our subsidiaries complete a repurchase by way of a tender or exchange offer of shares of our common stock which involves an aggregate consideration that, together with: (a) any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares of our common stock concluded within the preceding 12 months; and (b) the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months, exceeds 5% of our aggregate market capitalization on the expiration of the tender or exchange offer; or

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of our common stock outstanding, and (b) the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

      For purposes of the foregoing, the term “market capitalization” as of any date of calculation means the closing sale price of our common stock on the trading day immediately prior to such date of calculation multiplied by the aggregate number of shares of our common stock outstanding on the trading day immediately prior to such date of calculation.

      If the rights provided for in our shareholder rights agreement, dated as May 4, 2000, have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, the conversion price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes, the holder will receive, in addition to shares of our common stock issuable upon such conversion, the rights which would have attached to such shares of our common stock if the rights had not become separated from our common stock under our rights agreement. See “Description of Capital Stock — Shareholders Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the note into our common stock, you will receive, in addition to our common stock, the rights under the future rights plan whether or not the rights have separated from our common stock at the time of conversion and no adjustment to the conversion price will be made in accordance with clause (4) above.

      The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

      We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon our common stock price on the date of conversion.

      Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued but unpaid interest, including contingent interest and liquidated damages, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest (including contingent interest, if any) and the opening of business on the related interest payment date, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including contingent interest and liquidated damages, if any) on the principal amount to be converted. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

      If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the notes.

      We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of Kaydon. Any such determination by our board of directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Subordination

      The payment of the principal of, premium, if any, and interest on the notes is subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the holders of the notes. The Indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the Indenture.

      We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the Indenture.

      We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

•	365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice. As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the Indenture. If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

      We operate a significant portion of our business through several wholly-owned subsidiaries. Accordingly, we may be dependent in part upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. In the future, we may change the portion of our business that we operate through our subsidiaries. See “Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock.”

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      As of June 28, 2003, we and our subsidiaries had approximately $3.4 million of senior indebtedness outstanding, including $2.9 million of obligations relating to letters of credit issued on our behalf.

      Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the Indenture. If we or our subsidiaries incur additional debt, our ability to pay our obligations on the notes could be affected. We expect that we and/or our subsidiaries may, from time to time, incur additional indebtedness and other liabilities.

      We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

      “credit agreement” means the Revolving Credit Agreement, dated as of June 17, 1999, among us and certain of our subsidiaries, the lenders named therein and Bank One Michigan, as administrative agent, together with the related documents thereto, as such agreement may be amended, supplemented or otherwise modified from time to time. The credit agreement includes any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or adding our subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the indebtedness under any such agreement or any successor or replacement agreement whether by the same or any other agent, lender or group of lenders. Subsequent to entering into the Indenture, on July 28, 2003, we entered into a new $200,000,000 Credit Agreement.

      “designated senior indebtedness” means (i) any indebtedness under or in respect of the credit agreement and (ii) any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the Indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

      “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan, agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

Indebtedness shall not include obligations of any person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) stand-by letters of credit to the extent collateralized by cash or cash equivalents.

      “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include (i) any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and (ii) the notes.

Optional Redemption of the Notes

      Beginning on May 30, 2008, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

Repurchase of Notes at the Option of the Holder

      A holder has the right to require us to repurchase all or a portion of the notes on May 23, 2008, 2013 and 2018. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the date of repurchase.

      We will be required to give notice on a date not less than 30 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase; and

•	the portion of the principal amount notes to be purchased, which must be $1,000 or an integral multiple of $1,000.

      For a discussion of the tax treatment of a holder exercising the right to require us to purchase notes, see “Material United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.”

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount of the notes that remain subject to the purchase notice, if any.

      In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which may then be applicable, and we will file a Schedule TO or any other required schedule under the Exchange Act.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the notes will be made promptly following the later of the purchase date or the time of delivery of the notes.

      If the paying agent holds money sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes may be limited by the terms of our then existing indebtedness or financing agreements and by the subordination provisions of the notes.

      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Mandatory Redemption

      Except as described in this prospectus under “— Right to Require Purchase of Notes upon a Change in Control” and “— Repurchase of Notes at the Option of the Holder,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

Right to Require Purchase of Notes upon a Change in Control

      If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) to the date of repurchase.

      “change in control” means the occurrence of one or more of the following events:

•	any person (including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act), other than us or any of our subsidiaries, any employee benefit plan of ours or of any of our subsidiaries, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our common stock entitling such person to exercise in excess of 35% of the total voting power of all shares of our voting stock;

•	there occurs any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale or transfer of our assets as, or substantially as, an entirety, to another person (other than (i) any such merger pursuant to which the holders of our voting stock immediately prior to such transaction have, directly or indirectly, shares of voting stock of the continuing or surviving corporation (or its parent) immediately after such merger which entitle such holders to exercise in excess of 50% of the total voting power of all shares of voting stock of the continuing or surviving corporation (or its parent) and (ii) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our voting stock solely into shares of stock carrying substantially the same relative rights as our voting stock); or

•	the first day on which a majority of the members of the board of directors of the Company are not continuing directors.

      The definition of “change in control” includes a phrase relating to the sale or transfer of our assets “as, or substantially as, an entirety.” Although the phrase “substantially as an entirety” is recognized in case law, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale or transfer of our assets other than substantially as an entirety to another person or group may be uncertain.

      “continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date of the original issuance of the notes, or

•	was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board at the time of such nomination or election.

      On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

      On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control offer, stating the procedures which a holder of notes must follow in order to exercise the repurchase right.

      To exercise the repurchase right, holders of notes must deliver, on or before the repurchase date specified in our notice of a change in control, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Option to Elect Repurchase Upon a Change in Control” on the reverse side of the note duly completed, to the paying agent. The repurchase notice given by each holder electing to require us to repurchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

      For a discussion of the tax treatment of a holder exercising the right to require us to purchase notes, see “Material United States Federal Income Tax Considerations — Treatment of U.S. Holders — Sale, Exchange, Conversion or Redemption.”

      Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn; and

•	the certificate numbers of the notes being withdrawn.

      In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and we will file Schedule TO or any other required schedule under the Exchange Act.

      In connection with any change in control, we will within 30 days following any change in control:

•	obtain the consents under all senior indebtedness required to permit the repurchase of the notes pursuant to a change in control offer; or

•	repay in full all indebtedness and terminate all commitments, under all senior indebtedness the term of which would prohibit the purchase of the notes under a change in control offer.

      If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under senior indebtedness or have available funds sufficient to repay senior indebtedness and to pay the change in control purchase price for all the notes tendered under a change in control offer. In such case, we would need to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain any such financing.

      The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock.”

      Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

      The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Prohibition on Layering of Debt

      We will not incur or permit to exist indebtedness that by its terms (or by the terms of any agreement governing such indebtedness) is senior in right of payment to the notes and expressly subordinate in right of payment to any of our other indebtedness.

Consolidation, Merger and Sale of Assets

      We may, without the consent of the holders of any of the notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation or limited liability company organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

      Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Kaydon under the Indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the notes, except in connection with a lease of all or substantially all of our properties and assets.

Modification and Waiver

      We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest (including contingent interest, if any) on, any note;

•	reduce the principal amount or redemption price of, or the rate of interest (including contingent interest, if any) on, any note;

•	change the currency in which the principal of any note or interest is payable or adversely affect the price or ratio at which common stock may be substituted for currency in connection with any payments made;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

•	adversely affect the right provided in the Indenture to convert any note;

•	modify the provisions of the Indenture relating to our requirement to repurchase notes upon a change in control after the occurrence thereof or on specified dates;

•	reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

•	waive a default in the payment of any amount or shares of common stock due in connection with any note.

      The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

•	waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest (including contingent interest, if any) on, any note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

      Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the Indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the notes;

•	to make any change that does not adversely affect the rights of any holder of the notes;

•	to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	to complete or make provision for certain other matters contemplated by the Indenture.

Events of Default

      Each of the following are events of default under the Indenture:

(1) if we fail to pay interest (including contingent interest) on any notes when it becomes due and payable and the default continues for a period of 30 days, whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other indebtedness or any other reason;

(2) if we fail to pay the principal on any notes, when it becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a change in control offer or make a payment to purchase notes tendered pursuant to a change in control offer), whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

(3) if we fail to observe or perform any other covenant or agreement contained in the Indenture which continues for a period of 30 days after we received written notice specifying the default (and demanding that such default be remedied) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes (except in the case of our default with respect to the “Merger, Consolidation and Sale of Assets” provision, which will constitute an event of default with such notice requirement but without such passage of time requirement);

(4) if we fail to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or our subsidiaries’ recourse indebtedness, or the acceleration of the final stated maturity of any such recourse indebtedness if the aggregate principal amount of such indebtedness, together with the principal amount of any other such recourse indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $15.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

(6) certain events of bankruptcy affecting us or any of our significant subsidiaries.

      The events of default described in clauses (4), (5) and (6) above with respect to a significant subsidiary shall not apply if that person was not a significant subsidiary at the time such event or condition occurred unless, in the case of clause (4) or (5) above, we or another of our subsidiaries assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such person.

      If an event of default (other than an event of default specified in clause (6) above) shall occur and be continuing, the trustee may, and at the request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us and, if it is given at the request of the holders, the trustee must specify the respective event of default and that it is a “notice of acceleration” (the “acceleration notice”). Upon delivery of an acceleration notice, the principal of and accrued interest on all the notes:

•	shall become immediately due and payable; or

•	if there are any amounts outstanding under the credit agreement, shall become immediately due and payable upon the first to occur of an acceleration under the credit agreement or five business days after receipt by us and the representative under the credit agreement of such acceleration notice but only if such event of default is then continuing.

      If an event of default specified in clause (6) above occurs and is continuing with respect to us, then all unpaid principal of, and accrued but unpaid interest including contingent interest and liquidated damages, if any, on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

      At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

•	if the rescission would not conflict with any judgment or decree;

•	if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

•	if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

•	if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

•	in the event of the cure or waiver of an event of default of the type described in clause (4) of the description above of events of default, the trustee has received an officers’ certificate and an opinion of counsel that such event of default has been cured or waived.

      No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

      The holders of a majority in aggregate principal amount of the notes may waive any existing default or event of default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

      The holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

      We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default that has occurred and, if applicable, describe such default or event of default and the status thereof. In addition, we must provide an annual certification as to the existence of defaults and events of default.

Book-Entry System

      The notes are issued in the form of global securities held in book-entry form. The Depository Trust Company (“DTC”) or its nominee is the sole registered holder of the notes for all purposes under the Indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the Indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

      The notes, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the Indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

      We entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the shares of our common stock issuable on conversion of the notes in which we agreed to file the registration statement of which this prospectus is a part. Under this agreement, we also agreed at our cost to:

•	use all reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) no later than November 19, 2003; and

•	use all reasonable efforts to keep the registration statement effective of which this prospectus is a part after its effective date until the earlier of: (1) the sale pursuant to the registration statement of all of the notes and any shares of our common stock issued upon conversion of the notes; and (2) the expiration of the holding period applicable to the notes and the shares of our common stock issuable upon conversion of the notes held by non-affiliates of Kaydon under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

      We have the right to suspend use of the registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If the registration statement is not declared effective on or prior to November 19, 2003, or, after the registration statement has been declared effective, we fail to keep the registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of notes and all holders of our common stock issued on conversion of notes equal to (i) in respect of each $1,000 principal amount of notes, at a rate per annum equal to 0.50% of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of common stock issued upon conversion of notes, at a rate per annum equal to 0.50% of the principal amount of notes that would then be convertible into such number of shares, plus accrued interest thereon to the date of determination. So long as the failure to become effective or such unavailability continues, we will pay liquidated damages in cash on May 23 and November 23 of each year to the person who is the holder of record of the notes or common stock issuable in respect of the notes on the immediately preceding May 1 or November 1. When such registration default is cured, accrued but unpaid liquidated damages will be paid in cash on the subsequent interest payment date to the record holder as of the date of such cure.

      A holder who elects to sell any securities pursuant to the registration statement:

•	will be required to be named as selling security holder;

•	will be required to deliver a prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

      We refer to the notes and the common stock issuable on conversion of the notes as “registrable securities.” Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us at least five business days before any intended distribution of registrable securities under the registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, we will file an amendment to the registration statement, or a supplement to this prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the registration statement of which it is a part.

Concerning the Trustee

      SunTrust Bank, the trustee under the Indenture, is one of the lenders under our credit agreement. We may also maintain custodial and deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. The trustee and its affiliates currently and may from time to time in the future, provide banking and other services to us in the ordinary course of their business.

Governing Law

      The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 98,000,000 shares of common stock, $0.10 par value, and 2,000,000 shares of preferred stock, $0.10 par value. The transfer agent and registrar for our common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286-1002. At August 1, 2003, 28,042,759 shares of common stock and no shares of preferred stock were outstanding. In addition to the summary of our capital stock that follows, we encourage you to review our certificate of incorporation and bylaws, which we have filed with the SEC.

Common Stock

      Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are generally entitled to vote. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take shareholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

      Holders of shares of common stock have no preemptive rights. Subject to the applicable laws and the rights of the holders of preferred stock, holders of shares of common stock are entitled to such dividends as may be declared by our board of directors. The common stock is not entitled to any sinking fund, redemption or conversion provisions. Upon our dissolution, liquidation or winding up, the holders of shares of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

      The board of directors, without further stockholder authorization, is authorized to issue, from time to time, up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on our common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. In addition, because the board of directors has the power to establish the preferences, powers and rights of the shares of any of these series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock, which could adversely affect the rights of holders of common stock.

Shareholders Rights Plan

      On May 4, 2000, we adopted a shareholders rights plan which attached one right to each share of our common stock held by shareholders of record at the close of business on June 12, 2000. If the rights become exercisable, each registered holder will be entitled to purchase from us additional shares of common stock having a value of twice the exercise price upon payment of the exercise price. The rights will become exercisable only if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of our common stock. Each right will entitle the shareholder to purchase one one-thousandth of a share of new series of preferred stock at an exercise price of $100 per right. The rights will expire at the close of business on May 4, 2010, unless we redeem them earlier.

Delaware Anti-Takeover Law

      Section 203 of the Delaware General Corporation Law prohibits certain “business combination” transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder’s meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

      Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      The following describes the material United States federal income tax consequences to holders of the acquisition, disposition and ownership of the notes. This discussion is based upon estimates and projections of the possible payments of contingent interest, as well as certain other future events, and upon United States federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It is also limited to holders of notes who buy or sell the notes pursuant to this prospectus. Persons considering the purchase of notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

      We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	the consequences to persons who hold the notes whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; or

•	any federal, state, local or foreign tax consequences of owning or disposing of common stock acquired by converting notes.

      No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. No ruling has been or will be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes or common stock they acquire by converting notes, in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

      The notes are treated as indebtedness for United States federal income tax purposes. Pursuant to the terms of the Indenture, we and each holder of the notes agree to treat the notes for United States federal income tax purposes as debt instruments that are subject to the Treasury regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations) with a “comparable yield” calculated in the manner described below. However, because the tax treatment of the notes under the CPDI regulations is uncertain, no assurance can be given that the IRS will not assert that the notes should be treated differently. Different treatment could affect the amount, timing and character of income, gain or loss in respect of the notes.

Treatment of U.S. Holders

      For purposes of this discussion, a U.S. Holder is a beneficial owner of notes who or which is:

•	a citizen or individual resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

      Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. Holders.

Accrual of Interest on the Notes

      Pursuant to the CPDI regulations, a U.S. Holder of notes will be required to accrue interest income on the notes in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

      A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments whose scheduled payment date has passed.

      Under the CPDI regulations, we are required to establish the “comparable yield” for the notes. The comparable yield for the notes is the annual yield we would pay, as of the initial issue date of the notes, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 8.5%, compounded semiannually.

      The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as projected payments) on the notes. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

      The comparable yield and the projected payment schedule are set forth in the Indenture. We believe that the comparable yield and projected payment schedule determinations have been made in good faith and are reasonable and we believe we have based our determination on reliable, complete, and accurate data. U.S.

Holders may also obtain the projected payment schedule by submitting a written request for it to: Kaydon Corporation, 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108, Attn: Vice President-Administration.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule in determining its interest accruals, and the adjustments to them described below in respect of the notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. This requirement for holders to use the comparable yield and projected payment schedule determined by us is imposed by the CPDI regulations and is in addition to each holder’s deemed agreement in the Indenture to treat the notes consistently with our treatment.

      The comparable yield and the projected payment schedule are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments to those accruals in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes.

      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for that taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including any of our common stock received on conversion of the notes) received in that year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      If a U.S. Holder purchases a note for less than its adjusted issue price, the U.S. Holder must increase (a) the amount of interest that the U.S. Holder would otherwise accrue and include in income each year and (b) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated among the daily portions of interest and projected payments, respectively. If a U.S. Holder purchases a note for more than its adjusted issue price, the U.S. Holder must decrease (x) the amount of interest that the U.S. Holder must include in income each year and (y) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated among the daily portions of interest and projected payments, respectively. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Sale, Exchange, Conversion or Redemption

      Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note or upon the redemption of a note where we elect to pay in common stock as a payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the projected payment schedule.

      The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder’s adjusted tax basis in the note.

      A U.S. Holder’s adjusted tax basis in a note will generally be equal to the U.S. Holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment whose scheduled payment date has passed, and increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. Holder is required to make if it purchases the note at a price other than the adjusted issue price.

      Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest on the note previously included in income, and thereafter capital loss (which will be long term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

      A U.S. Holder’s tax basis in our common stock received upon a conversion of a note or upon a U.S. Holder’s exercise of a put right that we elect to pay in common stock will equal the then current fair market value of that common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes was increased, that increase might be deemed to be the payment of a taxable dividend to holders of the notes.

Treatment of Non-U.S. Holders

      A Non-U.S. Holder is a beneficial owner of the notes other than a U.S. Holder. Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on payments of contingent interest at a rate of 30%. The 30% withholding rate may be reduced by an applicable treaty (subject to the receipt of an IRS Form W-8BEN), or avoided upon the receipt of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund of a portion of the withholding tax.

      All other payments of interest (including original issue discount) on the notes made to a Non-U.S. Holder will be exempt from United States income or withholding tax, provided that:

(1) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

(2) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner (i.e., such beneficial owner certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements); and

(3) the payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

      In addition, any gain recognized by a Non-U.S. Holder from a sale, exchange, conversion, or redemption of notes, will generally be treated as ordinary interest income, and thus may be subject to withholding as discussed above.

      A constructive distribution on a note may be subject to United States withholding tax at a rate of 30%, subject to reduction by an applicable treaty. We (or the applicable withholding agent) may withhold on other payments made on a Non-U.S. Holder’s notes between the date of the constructive distribution and the due date for our filing of IRS Form 1042-S (including extensions) for the tax year in which the constructive distribution is made if we (or the applicable withholding agent) have knowledge of the facts that give rise to the withholding.

      If a Non-U.S. Holder of notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Tax Shelter Regulations

      Recently finalized Treasury regulations intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. Organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a “reportable transaction” based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, and significant book-tax differences, one or more of which may be present with respect to or in connection with our offering of the notes. Prospective investors should consult their own tax advisors as to any possible disclosure obligation with respect to their investment in the notes and should be aware that we and other participants in the offering intend to comply with the disclosure and maintenance requirements under the Treasury regulations, to the extent the Treasury regulations are determined to be applicable.

Backup Withholding Tax and Information Reporting

      Payments of principal and interest (including original issue discount) on, and the proceeds of dispositions of, notes may be subject to information reporting and United States federal backup withholding tax at the applicable rate (currently 30%) if the holder of notes fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. All amounts so withheld will be allowed as a credit against such holder’s United States federal income tax liability, if any, and may entitle the holder to a refund.

CONSIDERATIONS FOR EMPLOYEE BENEFIT PLAN INVESTORS

      ERISA, the Code and a variety of state laws may affect your decision whether to invest in the notes if you are investing for a pension or other employee benefit plan of employers in the private sector that is regulated under ERlSA, or an ERISA plan, an individual retirement account or annuity, or an IRA, or a pension or other benefit plan for self-employed individuals, or a Keogh plan that is subject to Section 4975 of the Code, a pension or other benefit plan for the employees of state and local governments, or a governmental plan, or an insurance company general or separate account, a bank collective investment fund or other pooled investment vehicle that includes the assets of ERISA plans, IRAs, Keogh plans and/or governmental plans. A summary of the effects of those laws follows.

      ERlSA imposes standards of fiduciary conduct on those who are responsible for operating ERlSA plans or investing their assets. These standards include requirements that fiduciaries act prudently in making investment decisions and diversify investments so as to avoid large losses unless under the circumstances it is clearly prudent not to do so. If you are a fiduciary of an ERISA plan, you are subject to these standards in deciding whether to invest the plan’s assets in the notes. You may find the full text of the applicable standards of fiduciary conduct in Section 404 of ERISA. If you are a fiduciary of an ERISA plan, you should consult with your advisors concerning your investment decision in the context of Section 404 of ERISA.

      Certain transactions involving the assets of an ERlSA plan, a Keogh plan or an IRA, called “prohibited transactions,” may result in the imposition of excise taxes and, in the case of an ERlSA plan, civil money penalties and certain other extraordinary remedies. A prohibited transaction occurs when a person with a preexisting relationship to an ERlSA plan, a Keogh plan or IRA, known as a “party in interest” or a “disqualified person,” engages in a transaction involving the assets of the plan or IRA, such as the borrowing of funds from the plan or IRA. You may find the laws applicable to prohibited transactions in Section 406 of ERISA and Section 4975 of the Code. Prohibited transactions exemptions, such as Prohibited Transaction Class Exemption 84-14, 90-1, 91-38, 95-60 and 96-23, provide exemptions from certain of these prohibited transactions for transactions that satisfy the conditions prescribed in those exemptions.

      The purchase or holding of the notes may be characterized as a loan or extension of credit by the purchaser or holder to us. The purchase or holding of the notes by an ERISA plan, Keogh plan, IRA or related investment vehicle with respect to which we are a party in interest or a disqualified person may result in a prohibited transaction unless an exemption is available. We, or our affiliates, may be a party in interest or a disqualified person with respect to a plan any of us sponsor or to which any of us provide services or acts as a fiduciary. An ERISA plan, Keogh plan, IRA or related investment vehicle should not purchase or hold the notes without determining either that we are not a party in interest or a disqualified person with respect to it or that a prohibited transaction exemption is available.

      Governmental plans are generally not subject to the fiduciary standards of ERISA or the prohibited transaction rules of ERISA or the Code. However, many states and other government bodies have enacted laws that establish standards of fiduciary conduct, legal investment rules, or other requirements for investment transactions involving the assets of governmental plans. If you are considering investing in the notes on behalf of a governmental plan, you should consult with your advisors regarding the requirements of applicable federal, state or local law.

      Any purchaser or holder of the notes or any interest therein will be deemed to have represented and warranted by its purchase and holding thereof that either (1) it is not an employee benefit plan within the meaning of Section 3(3) of ERISA that is subject to Title I of ERISA, a plan that is subject to Section 4975 of the Code, a governmental plan that is subject to federal, state or local law substantially similar to the foregoing provisions of ERISA or the Code, a trustee or other person acting on behalf of any such plan, or any other person or entity whose underlying assets include “plan assets” by reason of any such plan’s investment in such entity or (2) such purchase and holding will not result in a prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any substantially similar law for which there is no applicable statutory, regulatory or administrative exemption.

      This discussion is a general discussion of some of the rules that apply to ERISA plans, Keogh plans, IRAs, governmental plans and their related investment vehicles. Prior to making an investment in the notes, prospective plan investors should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of governmental plans and related investment vehicles, any additional federal, state or local law considerations), and the potential consequences in their specific circumstances.

SELLING SECURITYHOLDERS

      The notes were originally issued by us and resold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. These qualified institutional buyers, together with persons who acquired or acquire notes from them or from subsequent owners in transactions that were or are not registered under the

Securities Act, are the “selling securityholders” under this prospectus. They may from time to time use this prospectus to offer and sell notes or shares of our common stock that are issued upon conversion of notes.

      The following table sets forth with respect to each of the listed selling securityholders the principal amount of notes and the number of shares of our common stock that the selling securityholder owned at a recent date (including shares of common stock that the selling securityholder would own if it converted all its notes). The information is based on information provided to us by or on behalf of the selling securityholders, and we have not attempted to verify it. None of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because a selling securityholder may sell with this prospectus any portion of its notes or shares acquired on conversion of notes, we cannot estimate the principal amount of notes or shares of our common stock any selling securityholder will beneficially own after it completes particular sales. In addition, selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act.

      Information about the selling securityholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

	Principal Amount of				Percentage of
	Notes Beneficially				Shares of
	Owned and that	Percentage of	Number of Shares of		Common
	may be Offered by	Outstanding	Common Stock		Stock
Selling Securityholder	this Prospectus	Notes	Beneficially Owned(1)		Outstanding(2)

1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	$6,000	*	205		*
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	4,000	*	137		*
Advent Convertible Master (Cayman) L.P.	5,926,000	3.0%	203,223		*
Alcon Laboratories	280,000	*	9,602		*
Allentown City Firefighters Pension Plan	8,000	*	274		*
Allentown City Officers & Employees Pension Fund	11,000	*	377		*
Allentown City Police Pension Plan	16,000	*	548		*
Allstate Insurance Company	1,250,000	*	54,866	(3)	*
Alpha US Sub Fund 4 LLC	326,000	*	11,179		*
American AAdvantage Funds	230,000	*	7,887		*
Arapahoe County Colorado	29,000	*	994		*
Arbco Associates, LP	750,000	*	25,720		*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	2,500,000	1.3%	85,733		*
Argent Classic Convertible Arbitrage Fund, LP	1,100,000	*	37,722		*
Argent LowLev Convertible Arbitrage Fund, LLC	700,000	*	24,005		*
Argent LowLev Convertible Arbitrage Fund Ltd.	3,700,000	1.9%	126,886		*
Arlington County Employees Retirement System	484,000	*	16,598		*
Asante Health Systems	62,000	*	2,126		*
Aventis Pension Master Trust	255,000	*	8,744		*
Barclays Global Investors Equity Hedge Fund II	4,000	*	137		*
BNP Paribas Equity Strategies, SNC	3,262,000	1.6%	121,597	(4)	*
Boilermaker — Blacksmith Pension Trust	1,400,000	*	48,010		*
BP Amoco Corporation Master Trust for Employee Pension Plans	3,000,000	1.5%	102,880		*
BP Amoco PLC Master Trust	365,000	*	12,517		*
British Virgin Islands Social Security Board	63,000	*	2,160		*

	Principal Amount of			Percentage of
	Notes Beneficially			Shares of
	Owned and that	Percentage of	Number of Shares of	Common
	may be Offered by	Outstanding	Common Stock	Stock
Selling Securityholder	this Prospectus	Notes	Beneficially Owned(1)	Outstanding(2)

CALAMOS® Convertible Fund — CALAMOS® Investment Trust	6,825,000	3.4%	234,053	*
CALAMOS® Convertible Portfolio — CALAMOS® Advisors Trust	185,000	*	6,344	*
CEMEX Pension Plan	130,000	*	4,458	*
Chrysler Corporation Master Retirement Trust	2,250,000	1.1%	77,160	*
City and County of San Francisco Retirement System	1,070,000	*	36,694	*
City of Knoxville Pension System	300,000	*	10,288	*
City of New Orleans	146,000	*	5,006	*
City University of New York	108,000	*	3,703	*
Coastal Convertibles LTD	2,000,000	1.0%	68,587	*
Context Convertible Arbitrage Fund, LP	1,600,000	*	54,869	*
Context Convertible Arbitrage Offshore, LTD	2,400,000	1.2%	82,304	*
Convertible Securities Fund	35,000	*	1,200	*
CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	2,730,000	1.4%	93,621	*
DBAG – London	1,100,000	*	37,722	*
Delaware Public Employees Retirement System	1,120,000	*	38,408	*
Delta Air Lines Master Trust — CV	990,000	*	33,950	*
Delta Airlines Master Trust	1,200,000	*	41,152	*
Delta Pilots Disability & Survivorship Trust — CV	445,000	*	15,260	*
Delta Pilots Disability and Survivorship Trust	400,000	*	13,717	*
Dorinco Reinsurance Company	780,000	*	26,748	*
Farbitrage Partners	750,000	*	25,720	*
Grace Convertible Arbitrage Fund, Ltd.	3,750,000	1.9%	128,600	*
Grady Hospital Foundation	97,000	*	3,326	*
Hadron Fund, LP	700,000	*	24,005	*
Hamilton Multi-Strategy Master Fund, LP	2,500,000	1.3%	85,733	*
Hfr Arbitrage Fund	347,000	*	11,899	*
HFR CA Select Fund	1,100,000	*	37,722	*
HFR RV Performance Master Trust	200,000	*	6,858	*
HFR TQA Master Trust	166,000	*	5,692	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	141,000	*	4,835	*
Independence Blue Cross	222,000	*	7,613	*
Jefferies & Company Inc.	3,000	*	102	*
Kayne Anderson Capital Income Partners (QP), LP	1,300,000	*	44,581	*
Kayne Anderson Income Partners, LP	200,000	*	6,858	*
KBC Financial Products USA Inc.	250,000	*	8,573	*
Kettering Medical Center Funded Depreciation Account	80,000	*	2,743	*
Knoxville Utilities Board Retirement System	135,000	*	4,629	*
Laurel Ridge Capital, LP	3,250,000	1.6%	111,454	*
LDG Limited	244,000	*	8,367	*
Louisiana Workers’ Compensation Corporation	355,000	*	12,174	*

	Principal Amount of				Percentage of
	Notes Beneficially				Shares of
	Owned and that	Percentage of	Number of Shares of		Common
	may be Offered by	Outstanding	Common Stock		Stock
Selling Securityholder	this Prospectus	Notes	Beneficially Owned(1)		Outstanding(2)

Lyxor	832,000	*	28,532		*
Lyxor Master Fund	800,000	*	27,434		*
Macomb County Employees’ Retirement System	300,000	*	10,288		*
McMahan Securities Co. L.P.	1,000,000	*	34,293		*
Merrill Lynch Insurance Group	178,000	*	6,104		*
Microsoft Corporation	1,680,000	*	57,613		*
Motion Picture Industry Health Plan — Active Member Fund	230,000	*	7,887		*
Motion Picture Industry Health Plan — Retiree Member Fund	145,000	*	4,972		*
Municipal Employees	174,000	*	5,967		*
Nations Convertible Securities Fund	4,715,000	2.4%	161,694		*
New Orleans Firefighters Pension/ Relief Fund	98,000	*	3,360		*
Nomura Securities Intl. Inc.	3,000,000	1.5%	108,580	(5)	*
Occidental Petroleum Corporation	193,000	*	6,618		*
OCM Convertible Trust	2,495,000	1.2%	85,562		*
Ohio Bureau of Workers Compensation	100,000	*	3,429		*
Onyx Fund Holdings, LDC	1,500,000	*	51,440		*
Pacific Life Insurance Company	1,000,000	*	34,293		*
Partner Reinsurance Company Ltd.	740,000	*	25,377		*
Partners Group Alternative Strategies PCC LTD	200,000	*	6,858		*
Policeman and Firemen Retirement System of the City of Detroit	425,000	*	14,574		*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	625,000	*	21,433		*
Pro-mutual	542,000	*	18,587		*
Putnam Convertible Income-Growth Trust	3,800,000	1.9%	130,315		*
Qwest Occupational Health Trust	295,000	*	10,116		*
RBC Alternative Assets LP — Conv. Arb	150,000	*	5,144		*
Relay 3 Asset Holding Co. Limited	4,000	*	137		*
Royal Bank of Canada	5,000,000	2.5%	173,352	(6)	*
S.A.C. Capital Associates, LLC	2,500,000	1.3%	86,533	(7)	*
S.G. Cowen Securities Corporation	3,500,000	1.8%	120,027		*
San Diego County Employees Retirement Association	1,200,000	*	41,152		*
SCI Endowment Care Common Trust Fund — First Union	35,000	*	1,200		*
SCI Endowment Care Common Trust Fund — National Fiduciary Services	165,000	*	5,658		*
SCI Endowment Care Common Trust Fund — SunTrust	85,000	*	2,914		*
Scorpion Offshore Investment Fund, Ltd.	22,000	*	754		*
SEI Private Trust Company	320,000	*	48,622	(8)	*

	Principal Amount of				Percentage of
	Notes Beneficially				Shares of
	Owned and that	Percentage of	Number of Shares of		Common
	may be Offered by	Outstanding	Common Stock		Stock
Selling Securityholder	this Prospectus	Notes	Beneficially Owned(1)		Outstanding(2)

Silverback Master Ltd.	13,500,000	6.8%	462,962		1.6%
Singlehedge US Convertible Arbitrage Fund	546,000	*	18,724		*
SP Holdings Ltd.	12,000	*	411		*
Sphinx Convertible Arb Fund SPC	103,000	*	3,532		*
Sphinx Fund	46,000	*	1,577		*
SPT	1,350,000	*	46,296		*
Standard Global Equity Partners, L.P.	96,000	*	3,292		*
Standard Global Equity Partners II, L.P.	4,000	*	137		*
Standard Global Equity Partners SA, L.P.	37,000	*	1,268		*
Standard Pacific Capital Offshore Fund, Ltd.	305,000	*	10,459		*
Standard Pacific MAC 16, Ltd.	16,000	*	548		*
State Employees’ Retirement Fund of the State of Delaware	980,000	*	33,607		*
State of Maryland Retirement Agency	2,319,000	1.2%	79,526		*
Sturgeon Limited	462,000	*	15,843		*
Sunrise Partners Limited Partnership	4,000,000	2.0%	137,374	(9)	*
Tag Associates	69,000	*	2,366		*
The California Wellness Foundation	415,000	*	14,231		*
The Coast Fund, L.P.	500,000	*	17,146		*
The Cockrell Foundation	70,000	*	2,400		*
The Dow Chemical Company Employees’ Retirement Plan	2,600,000	1.3%	89,163		*
The Fondren Foundation	145,000	*	4,972		*
The Grable Foundation	59,000	*	2,023		*
TQA Master Fund Ltd.	2,302,000	1.2%	78,943		*
TQA Master Plus Fund, Ltd.	1,792,000	*	61,454		*
Trustmark Insurance	245,000	*	8,401		*
Union Carbide Retirement Account	1,200,000	*	41,152		*
United Food and Commercial Workers Local 1262 and Employers Pension Fund	630,000	*	21,604		*
Univar USA Inc. Retirement Plan	310,000	*	10,631		*
Univest Multi Strategy Fd — Con. Arb	150,000	*	5,144		*
Viacom Inc. Pension Plan Master Trust	12,000	*	411		*
Wilmington Trust Co as Owner + TTEE for the Forrestal Funding Master Trust	9,000,000	4.5%	308,641		1.1%
WPG Convertible Arbitrage Overseas Master Fund	850,000	*	29,149		*
WPG MSA Convertible Arbitrage Fund	100,000	*	3,429		*
Xavex Convertible Arbitrage 2 Fund	200,000	*	6,858		*
Xavex Convertible Arbitrage 7 Fund	482,000	*	16,529		*
Xavex Convertible Arbitrage 10 Fund	200,000	*	6,858		*
Zazove Convertible Arbitrage Fund L.P.	2,600,000	1.3%	89,163		*
Zazove Hedged Convertible Fund L.P.	2,400,000	1.2%	82,304		*
Zazove Income Fund L.P.	1,200,000	*	41,152		*

	Principal Amount of				Percentage of
	Notes Beneficially				Shares of
	Owned and that	Percentage of	Number of Shares of		Common
	may be Offered by	Outstanding	Common Stock		Stock
Selling Securityholder	this Prospectus	Notes	Beneficially Owned(1)		Outstanding(2)

Zurich Institutional Benchmark Master Fund LTD	300,000	*	10,288		*
Zurich Institutional Benchmark Master Fund LTD	876,000	*	30,041		*
Zurich Institutional Benchmarks Master Fund, Ltd.	284,000	*	9,739		*
Zurich Institutional Benchmarks Master Fund LTD	2,500,000	1.3%	85,733		*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder	39,350,000	19.7%	1,349,521	(10)	4.6%

Totals	$200,000,000	100%	6,926,676	(11)	19.8%

*	Less than one percent (1%).

(1)	Including the shares the selling securityholder would acquire if the selling securityholder converted all its notes.

(2)	Calculated based on Rule 13d-3 of the Exchange Act, using 28,042,759 shares of common stock outstanding as of August 1, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Includes 8,100 shares of common stock held by Allstate Insurance Company, 900 shares of common stock held by Agents Pension Plan, 3,100 shares of common stock held by Allstate Retirement Plan, and 42,866 shares of common stock issuable upon conversion of the notes. Agents Pension Plan and Allstate Retirement Plan are qualified ERISA plans maintained for the benefit of certain agents and employees of Allstate Insurance Company. Allstate Insurance Company disclaims any interest in securities held by Agents Pension Plan and Allstate Retirement Plan.

(4)	Includes 9,732 shares of common stock beneficially owned by BNP Paribas Equity Strategies, SNC and 111,865 shares of common stock issuable upon conversion of the notes.

(5)	Includes 5,700 shares of common stock beneficially owned by Nomura Securities Intl. Inc. and 102,880 shares of common stock issuable upon conversion of the notes.

(6)	Includes 1,885 shares of common stock beneficially owned by Royal Bank of Canada and 171,467 shares of common stock issuable upon conversion of the notes.

(7)	Includes 800 shares of common stock beneficially owned by S.A.C. Capital Associates, LLC and 85,733 shares of common stock issuable upon conversion of the notes.

(8)	Includes 37,649 shares of common stock beneficially owned by SEI Private Trust Company and 10,973 shares of common stock issuable upon conversion of the notes.

(9)	Includes 200 shares of common stock beneficially owned by Sunrise Partners Limited Partnership and 137,174 shares of common stock issuable upon conversion of the notes.

(10)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(11)	Includes an aggregate of 6,858,710 shares of common stock issuable upon conversion of the notes and an aggregate of 67,966 shares of common stock beneficially owned by selling security holders.

      To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act with respect to the securities they are offering for resale hereunder.

      With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

      Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, this prospectus will be amended by a prospectus supplement or a post-effective amendment, as required, to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered. The prospectus supplement or post-effective amendment, as applicable, will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

      The notes and the shares of our common stock issued upon conversion of notes covered by this prospectus will be offered and sold solely by or on behalf of the selling securityholders. We have agreed to bear the costs of registering sales of those notes and shares under the Securities Act. However, the selling securityholders must bear any brokerage commissions or similar selling expenses relating to the sale of notes or shares of common stock issued upon conversion of notes.

      The selling securityholders may sell notes or shares of common stock in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices determined on a negotiated or competitive bid basis. Selling securityholders may effect these transactions by selling notes or common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The selling securityholders and any broker-dealers that act in connection with the sale of the notes or shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” as that term is defined in the Securities Act, and any commissions received by broker-dealers and any profit on the sale of the notes or shares of common stock issued upon conversion of notes sold by broker-dealers while acting as principals may be deemed to be underwriting discounts or commissions for purposes of the Securities Act.

      Because selling securityholders may be deemed to be “underwriters” for purposes of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling securityholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to their sales.

      The selling securityholders may from time to time deliver notes or shares of common stock to cover short sales or upon the exercise, settlement or closing of call equivalent positions or put equivalent positions.

LEGAL OPINIONS

      Legal matters relating to the securities offered hereby will be passed upon for Kaydon by Dykema Gossett PLLC, Detroit, Michigan.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Our financial statements for and as of the fiscal years ended December 31, 2001 and December 30, 2000, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, incorporated by reference into this prospectus, were audited by Arthur Andersen LLP, as stated in their report dated February 1, 2002, which is also incorporated by reference herein. Such consolidated financial statements have been incorporated by reference into this prospectus in reliance upon such report given upon the authority of that firm as experts in accounting and auditing. Representatives of Arthur Andersen LLP are not currently available to provide consents required for inclusion of their report on the financial statements of the Company in this prospectus or any other document. The SEC has dispensed with the requirement to file their consent in registration statements by the promulgation of Rule 437a under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation of its reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP that are included herein or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Kaydon. Our common stock is listed on the New York Stock Exchange under the trading symbol “KDN.” These reports, proxy statements, and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” into this prospectus the information contained in documents we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information we file with the SEC subsequent to this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished pursuant to Item 9 of Form 8-K or disclosure regarding a completed quarterly or annual fiscal period furnished pursuant to Item 12 of Form 8-K which are not listed below, after the date of this prospectus and to the end of this offering under this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 29 and June 28, 2003;

•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 28, 2003; and

•	Current Reports on Form 8-K filed on May 27, 2003, June 2, 2003, and July 29, 2003.

      All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents.

      Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, Kaydon Corporation, 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108.

      You should rely only on the information included or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Selling Securityholders may only use this prospectus to sell securities if such Selling Securityholder also delivers a prospectus supplement. Selling Securityholders are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our web site is not a part of this prospectus or any prospectus supplement.

Note on Non-GAAP Financial Measures

      The aforementioned Annual Report on Form 10-K for the fiscal year ended December 31, 2002, contains the non-GAAP financial measures of free cash flow and EBITDA. The reconciliation of these non-GAAP financial measures with the most comparable GAAP financial measures is noted below.

      Free cash flow is an important indicator of our ability to generate excess cash above levels required for capital investment to support future internal growth. Free cash flow is our net cash from operating activities, minus net capital expenditures.

	GAAP
	Net cash from		Non-GAAP
	operating activities	Capital expenditures	Free cash flow

	($ in thousands)
2002	$62,244	$8,821	$53,423
2001	$51,236	$9,562	$41,674
2000	$65,985	$8,793	$57,192
1999	$58,356	$9,822	$48,534
1998	$58,715	$22,365	$36,350

      EBITDA, or earnings before interest, taxes, depreciation and amortization, is a gauge of financial strength from continuing operations before financing costs, investment income, taxes on income and non-cash charges. EBITDA is widely used by financial analysts and investors, and is utilized in measuring our compliance with financial covenants in our credit agreement. Accordingly, EBITDA is a determinant of our capacity to incur additional senior capital to enhance future profit growth and cash flow growth.

	GAAP						Non-GAAP
					Cumulative
		Net			effect of
	Net	interest	Income	Depreciation	accounting	Discontinued
	income	expense	tax	and	change, net	operations,
	(loss)	(income)	expense	amortization	of tax	net of tax	EBITDA

	($ in thousands)
2002	$12,204	$(810)	$13,740	$13,725	$13,222	$—	$52,081
2001	$(4,000)	$292	$16,725	$15,430	$—	$32,480	$60,927
2000	$39,347	$(5,095)	$23,287	$11,779	$—	$892	$70,210
1999	$58,779	$(4,915)	$32,546	$10,722	$—	$(4,532)	$92,600
1998	$71,184	$(4,479)	$37,883	$9,603	$—	$(9,377)	$104,814

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be borne by Kaydon in connection with the offerings described in this registration statement. All such expenses other than the SEC registration fee are estimates.

SEC registration fee	$16,463
Printing fees and expenses	15,000
Accounting fees and expenses	8,500
Legal fees	20,000
Miscellaneous	10,037

Total	$70,000

Item 15.	Indemnification of Directors and Officers

      The Delaware General Corporation Law (“DGCL”) generally empowers Delaware corporations to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

      The DGCL also empowers Delaware corporations to provide similar indemnity to such a person for expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its stockholders, except in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      The DGCL further provides that (i) to the extent a present or former director or officer of a corporation has been successful in the defense of any derivative or third-party action, suit or proceeding or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person, in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

      The DGCL permits a Delaware corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. The DGCL further permits a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty except: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

      The Company’s certificate of incorporation and bylaws limit liability of the Company’s directors and officers to the maximum extent permitted by law and in the manner permissible under the laws of the State of Delaware.

      The Company’s certificate of incorporation and bylaws also provide that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability. The Company has obtained such insurance.

     Item 16.     Exhibits

      (a) Exhibits

      The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit
Number		Description of Exhibits

4.1	(1)	Indenture dated May 23, 2003, by and among Kaydon Corporation and SunTrust Bank (includes form of note)
4.2	(2)	Registration Rights Agreement dated May 20, 2003, by and among Kaydon Corporation, Deutsche Bank Securities, Inc., Banc One Capital Markets, Inc. and SunTrust Securities Inc.
4.3	*	Supplemental Indenture No. 1 dated August 18, 2003, by and among Kaydon Corporation and SunTrust Bank.
5.1		Opinion of Dykema Gossett PLLC re legality.
8.1		Opinion of Dykema Gossett PLLC re tax matters.
10.1	(2)	Purchase Agreement dated May 20, 2003 among Kaydon Corporation, Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc.
12.1	*	Statement re: Computation of ratio of earnings to fixed charges.
23.1		Consent of Ernst & Young LLP
23.2		Consent of Dykema Gossett PLLC (included in Exhibits 5.1 and 8.1).
23.3	*	Notice of Inability to Obtain Consent.
24.1	*	Power of Attorney (included on signature page).
25.1	*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee.

*	Previously filed.

(1)	Incorporated by reference to the same numbered exhibit previously filed with our Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 28, 2003, originally filed September 4, 2003.

(2)	Incorporated by reference to the same numbered exhibit previously filed with our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003, originally filed August 8, 2003.

(b)	Financial Statements

      Inapplicable.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933 (the “Securities Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions detailed in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ann Arbor, state of Michigan on September 25, 2003.

KAYDON CORPORATION

By:	/s/ BRIAN P. CAMPBELL

Brian P. Campbell
Chairman and President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on September 25, 2003.

Signature	Title

/s/ BRIAN P. CAMPBELL Brian P. Campbell	Chairman, President and Director (Principal Executive Officer and Principal Financial Officer)
/s/ KENNETH W. CRAWFORD Kenneth W. Crawford	Vice President and Corporate Controller (Principal Accounting Officer)
* Gerald J. Breen	Director
* Thomas C. Sullivan	Director
* Robert M. Teeter	Director
* B. Joseph White	Director
*By: /s/ BRIAN P. CAMPBELL Brian P. Campbell Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibits

4.1	(1)	Indenture dated May 23, 2003, by and among Kaydon Corporation and SunTrust Bank (including form of note)
4.2	(2)	Registration Rights Agreement dated May 20, 2003, by and among Kaydon Corporation, Deutsche Bank Securities, Inc., Banc One Capital Markets, Inc. and SunTrust Securities Inc.
4.3	*	Supplemental Indenture No. 1 dated August 18, 2003, by and among Kaydon Corporation and SunTrust Bank.
5.1		Opinion of Dykema Gossett PLLC re legality.
8.1		Opinion of Dykema Gossett PLLC re tax matters.
10.1	(2)	Purchase Agreement dated May 20, 2003 among Kaydon Corporation, Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and SunTrust Capital Markets, Inc.
12.1	*	Statement re: Computation of ratio of earnings to fixed charges.
23.1		Consent of Ernst & Young LLP
23.2		Consent of Dykema Gossett PLLC (included in Exhibits 5.1 and 8.1).
23.3	*	Notice of Inability to Obtain Consent.
24.1	*	Power of Attorney (included on signature page).
25.1	*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee.

*	Previously filed.

(1)	Incorporated by reference to the same numbered exhibit previously filed with our Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 28, 2003, originally filed September 4, 2003.

(2)	Incorporated by reference to the same numbered exhibit previously filed with our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003, originally filed August 8, 2003.